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          OMB APPROVAL
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 OMB NUMBER          3235-0145
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 EXPIRES:     OCTOBER 31, 1997
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 ESTIMATED AVERAGE BURDEN
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 HOURS PER RESPONSE......14.90
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                            NEXAR TECHNOLOGIES, INC.
                            ------------------------
                                (Name of Issuer)

                           COMMON STOCK,$.01 PAR VALUE
                           ---------------------------
                         (Title of Class of Securities)

                                    65332P106
                                    ---------
                                 (CUSIP Number)

                              Neil H. Aronson, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                                Boston, MA 02111
                                  617/348-1809

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 10, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

                               SCHEDULE 13D
==============================             =====================================
 CUSIP NO.  65332P106              13D     PAGE   2   OF   5   PAGES
           -------------                        -----    -----
==============================             =====================================

============= ==================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Leonard Donadio
============= ==================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         NOT APPLICABLE.              (a) [ ]
                                                                      (b) [ ]
============= ==================================================================
3             SEC USE ONLY

============= ==================================================================
4             SOURCE OF FUNDS*
              OO
============= ==================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       [ ]
============= ==================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.
============= ==================================================================
===================== -------- =================================================
    NUMBER OF          7       SOLE VOTING POWER             1,200,000

      SHARES
                      -------- =================================================
   BENEFICIALLY        8       SHARED VOTING POWER              -0-

      OWNED BY
                      -------- =================================================
        EACH           9       SOLE DISPOSITIVE POWER        1,200,000

     REPORTING
                      ======== =================================================
      PERSON          10       SHARED DISPOSITIVE POWER         -0-
      WITH
===================== ======== =================================================
============ ===================================================================
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,200,000
============ ===================================================================
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [ ]

============ ===================================================================
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.38%
============ ===================================================================
14           TYPE OF REPORTING PERSON*

             IN
============ ===================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 5 pages

         Item 1.  SECURITY AND ISSUER
                           Class of Securities: Common Stock, $.01 par value per share (the "Common Stock")
                           Issuer: Nexar Technologies, Inc. (the "Issuer"), 182 Turnpike Road, Westborough, MA 01581

         Item 2.  IDENTITY AND BACKGROUND

                           (a) Reporting Person: Leonard Donadio ("Reporting
                               Person")
                           (b) Residence Address: 170 Partridge Lane, Concord,
                               MA 01742
                           (c) Principal Occupation or Employment: Retired
                           (d) Criminal Convictions: None.
                           (e) Civil Adjudication of Violation of Securities
                               Laws: None.
                           (f) Citizenship: US


         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           The Reporting Person purchased from Palomar Medical Technologies, Inc. (the "Seller"), on December 10, 1997 at an aggregate purchase price of $5,000, the right to receive from the Issuer up to 1,200,000 shares of the common stock, $.01 par value per share, of the Issuer (the "Contingent Shares"). The Contingent Shares are being held in escrow by the Issuer and will be released only upon the Issuer's meeting certain net income tests, the Issuer's common stock reaching a certain price level or upon the Issuer's merger or similar change of control transaction, subject to a mandatory repurchase by the Issuer for $.01 per share of those shares remaining in escrow on April 14, 2001.

                           The Reporting Person purchased the Contingent Shares from the Seller by means of a note for $5,000 with interest in arrears at an annual rate of BankBoston's prime lending rate plus one percent (1%). The entire principal and interest is due and payable on December 10, 1999. Any overdue interest or principal will bear interest at the annual rate of BankBoston's lending rate plus five percent (5%).

         Item 4.  PURPOSE OF TRANSACTION

                           For investment purposes.

                           Except as may be described in this Item 4, the Reporting Person does not have any plan or proposal relating to, or which would result in, any of the



                                Page 3 of 5 pages
                           events described in (a) to (j) of the instructions to
                           Item 4.

         Item 5.  INTEREST IN SECURITIES OF THE ISSUER

                           (a)      Beneficial Ownership by the Reporting
                                    Person:

                                                 Aggregate number of Contingent
                                                 Shares:  1,200,000
                                                 Percentage:  11.38%

                                                                                NUMBER OF SHARES
                                                                                ----------------
                           (b)      Sole Voting Power:                              1,200,000
                                    Shared Voting Power:                                 None
                                    Sole Dispositive Power:                         1,200,000
                                    Shared Dispositive Power:                            None

                           (c)      1,200,000 Contingent Shares purchased on
                                    December 10, 1997 for $5,000 from the
                                    Seller.

                           (d) Any proceeds in excess of $240,000 from the sale by the Reporting Person of the Contingent Shares shall be remitted to the Seller.

                           (e)      Not Applicable.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           The Reporting Person, pursuant to a Securities Purchase Agreement made as of the 10th day of December, 1997, purchased from the Seller, at an aggregate purchase price of $5,000, the right to receive from the Issuer up to 1,200,000 Contingent Shares, as described in Item 3 above.

         Item 7.  MATERIAL TO BE FILED AS EXHIBITS

                           Exhibit A: Promissory Note executed by the Reporting
                                      Person on December 10, 1997 in favor of
                                      the Seller.



                                Page 4 of 5 pages

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  January 7, 1998                           BY:  /S/ LEONARD DONADIO
                                                      ------------------------
                                                      Leonard Donadio




                                Page 5 of 5 pages

                                                      EXHIBIT A TO SCHEDULE 13D

                                                                      EXHIBIT A

                                 PROMISSORY NOTE
                                 ---------------

$5,000                                                       December 10, 1997

         FOR VALUE RECEIVED, Leonard Donadio, an individual residing at 170 Partridge Lane, Concord, Massachusetts 01742 ("Buyer"), hereby promises to pay Palomar Medical Technologies, Inc., a Delaware corporation with its principal place of business at 45 Hartwell Avenue, Lexington, Massachusetts 02173 ("Seller") the principal amount of Five Thousand Dollars ($5,000) with interest in arrears at the annual rate of BankBoston's prime lending rate plus one percent (1%). The entire principal and interest is due and payable on December 10, 1999. Any overdue interest or principal shall bear interest at the annual rate of BankBoston's lending rate plus five percent (5%).

         Buyer may prepay the whole or any part of the principal amount of the Note from time to time without premium or penalty by paying to Seller an amount equal to the amount to be prepaid together with interest accrued thereon through the date of prepayment.

         This Note is entered into pursuant to the terms of a First Securities Purchase Agreement by and between Buyer and Seller of even date herewith and shall be subject to the terms and conditions thereof (the "First Securities Purchase Agreement").

         This Note shall inure to the benefit of Seller and its successors and assigns and shall be binding upon Buyer and his successors and assigns. Subject to applicable law, this Note may be amended, modified and supplemented only by written agreement of both Buyer and Seller.

         Any notice, request of other communication pursuant to this Note shall be deemed duly given if delivered pursuant to the notice provisions contained in the First Securities Purchase Agreement.

         Buyer waives presentment, demand, protest and notice of every kind in connection with the enforcement and collection of this Note.

         The execution, delivery and performance of this Note shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

         IN WITNESS WHEREOF, Buyer has caused this Note to be executed under seal as of the date set forth above.

                                                /S/ LEONARD DONADIO
                                                ----------------------------
                                                Leonard Donadio
ATTEST: